HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

The following discussion is management's assessment and analysis of the results of operations, cash flows and financial condition of HIVE Digital Technologies Ltd. ("HIVE" or the "Company") on a consolidated basis for the three months ended June 30, 2024, and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and related notes for the three months ended June 30, 2024.

These documents and additional information regarding the business of the Company are available on the System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca, the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system maintained by the Securities and Exchange Commission (the "SEC") at www.sec.gov/EDGAR and the Company's website at www.hivedigitaltechnologies.com.  The preparation of financial data is in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and all figures are reported in United States dollars unless otherwise indicated.

This Management's Discussion & Analysis contains information up to and including August 12, 2024.

BUSINESS OVERVIEW

HIVE Digital Technologies Ltd. is a growth-oriented company listed on the TSX Venture Exchange ("TSXV"), the NASDAQ Capital Markets Exchange ("NASDAQ") and on the Open Market of the Frankfurt Stock Exchange. Our primary business is operating data centers, the computing power of which is used for high performance computing ("HPC") and the mining of cryptocurrencies.  Because the Company substantially holds Bitcoin and monetizes (or converts into Bitcoin) other cryptocurrencies that it derives from its mining operations, we view the Company as a bridge between the Bitcoin blockchain sector and traditional capital markets.  Our cryptocurrency assets provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of Bitcoin.

HIVE operates "green" energy-powered data center facilities in Canada, Sweden, and Iceland.  Our references to "green" energy are to our energy supply agreements with producers of hydroelectric power in Sweden and Canada, and hosting agreements with suppliers in Iceland where the hosting facilities are powered by hydroelectric or geothermal power.  One of our key objectives in locating our facilities where they are is to avoid using energy derived from fossil fuels.  Our facilities are connected to local power grids that are controlled by local authorities.  As a result, we do not control the sourcing of our power, which may include energy from any source on the grid.  However, the close proximity of our facilities to hydroelectric and geothermal based power generating plants, makes it highly probable that most or all of the energy we use for our data centers is coming from those hydroelectric and geothermal plants, which is the basis for our saying that our operations are "green."

The following table summarizes the operational hashrate of each of the Company's major data centers together with its average operational power consumption and power capacity available to each such data center, as of July 31, 2024.

Sites	Approx. Hashrate	Approx. MW Utilized	MW Capacity Available
New Brunswick, Canada owned facility	2,320 PH/s	60.0 MW	70.0 MW
Quebec, Canada leased facility	1,220 PH/s	30.0 MW	34.5 MW
Boden, Sweden leased facility	1,000 PH/s	27.0 MW	32.0 MW
Boden 2, Sweden leased facility	80 PH/s	1.6 MW	6.0 MW
Robertsfors, Sweden leased facility	85 PH/s	3.3 MW	4.0 MW
Notviken, Sweden leased facility	45 PH/s	1.1 MW	1.5 MW
Keflavik, Iceland hosted facility	125 PH/s	4.0 MW	8.0 MW
Montreal, Canada hosted facility *	N/A	1.1 MW	1.0 MW
Stockholm, Sweden hosted facility *	N/A	0.8 MW	0.8 MW
Total	4,875 PH/s	128.9 MW	157.8 MW

* Data center used for HPC / AI compute only.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

Currently, the majority of our data center power is being utilized by HIVE to generate mining rewards that are paid in Bitcoin and occasionally other cryptocurrencies that we convert into Bitcoin. We retain our Bitcoin in segregated, secure storage wallets with Fireblocks Inc. ("Fireblocks"), a third-party provider that specializes in secure crypto storage.  See "DIGITAL CURRENCY AND RISK MANAGEMENT" below.  We have not pledged or staked our Bitcoin assets as collateral against debt or other obligations of any kind.  Our Bitcoin is not stored on any exchange.  Our Bitcoin is never "staked" for mining purposes (see definition of "Proof-of-Stake" below) or loaned to any third party.

The Company recognizes the majority of its revenue from the provision of transaction verification services, known as 'cryptocurrency mining', for which the Company receives digital currencies and records them at their fair value on the date received.  The Company's revenue is being diversified through our expansion into data center operations which support HPC and AI based applications.

Change of Name and Diversification of Business

On July 12, 2023, the Company changed its name from HIVE Blockchain Technologies Ltd. to HIVE Digital Technologies Ltd.  The change represents HIVE's evolving focus on revenue opportunities made possible by HIVE's large inventory of Nvidia Graphics Processing Unit ("GPU") cards in combination with emerging technologies, including artificial intelligence ("AI"), machine learning, advanced data analysis and HPC.

HIVE expects to maintain a strong presence in Bitcoin mining, however going forward HIVE will diversify its business by utilizing its Nvidia GPU-based cards to build high performance computing clusters with Supermicro and Dell servers that can provide computational power on a massive scale, notably for AI compute applications. In addition, the Company is branching out into the rental of GPU server clusters via marketplace aggregators and is exploring the development of a new cloud service offering.  This cloud service is designed to offer to users a selection of options to access computing resources ranging from a virtual instance of a single GPU, to a "bare-metal" server equipped with up to 10 GPUs to clusters of multiple servers.  The term, "bare metal" refers to instances where a user rents a physical machine from our facility that is not shared with any other tenants.  Bare metal servers provide the high-performance capabilities of dedicated hardware combined with the flexibility and scalability of a cloud service.  Pricing will likely be based upon the level of computing power accessed.  Marketing for the cloud services is expected to be directed at small and medium-sized businesses as an efficient and cost-effective alternative, offering potential substantial savings in comparison to other major cloud service providers.

FINANCIAL SUMMARY

	Three months ended June 30,
	2024	2023

Total revenue	$32,241	$23,565
Net income (loss)	3,258	(16,252)
Gross operating margin (1)	11,440	8,039

Basic income (loss) per share	$0.03	$(0.19)

Digital assets mined - BTC	449	834

1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

The Company is a reporting issuer in each of the Provinces and Territories of Canada and under the Securities Exchange Act of 1934 in the United States.  The Company's shares are listed for trading on the TSXV, under the symbol "HIVE.V", as well as on the NASDAQ Capital Markets Exchange under "HIVE" and on the Open Market of the Frankfurt Stock Exchange under the symbol "YO0.F".  The Company's head office is located at Suite 855, 789 West Pender Street, Vancouver, BC, V6C 1H2, and its registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

DEFINED TERMS

ASIC:	An ASIC (application-specific integrated circuit) is a microchip designed for a special application, such as a particular kind of transmission protocol or a hand-held computer. In the context of digital currency mining ASICs have been designed to solve specific hashing algorithms efficiently, including for Bitcoin mining.
Bitcoin or BTC:	Bitcoin refers to the native token of the Bitcoin network which utilizes the SHA-256 algorithm. Bitcoin is a peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.
Bitcoin Network:	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.
Blockchain:	A Blockchain is a generally immutable, decentralized public transaction ledger which records transactions, such as financial transactions in cryptocurrency, in chronological order. Bitcoin and Ethereum are the largest examples of a public blockchain.
BuzzMiner:	A Bitcoin mining system developed by HIVE, using the Intel BlockScale ASIC, manufactured by an original design manufacturer ("ODM") which HIVE engaged, using aspects of the Intel Reference Design, with various improvements and optimizations and features implemented by HIVE (and unique to HIVE's BuzzMiner) including custom application programming interface ("API") calls, a software layer, operating modes at different ASIC frequencies, allowing HIVE to mine from 110 Terahash per second ("TH/s") to 130 TH/s at different efficiencies, along with demand response functionality.
Ether or ETH or Ethereum:	Ether, ETH or Ethereum refers to the native token of the Ethereum Network which utilizes the ethash algorithm. Ethereum is a global, open-source platform for decentralized applications. Ethereum, ETH and Ether are used interchangeably to refer to the cryptocurrency.
Ethereum Classic:	Ethereum Classic refers to the native token of the Ethereum Classic Network.
GPU:	A GPU or Graphics Processing Unit is a programmable logic chip (processor) specialized for display functions. GPUs have proven to be efficient at solving digital currency hashing algorithms.
Hashrate:	Hashrate is a measure of mining power whereby the expected revenue from mining is directly proportional to a miner's hashrate normalized by the total hashrate of the network.
Mining:	Mining refers to the provision of computing capacity (or hashing power) to secure a distributed network by creating, verifying, publishing and propagating blocks in the blockchain in exchange for rewards and fees denominated in the native token of that network (i.e. Bitcoin or Ethereum, as applicable) for each block generated.
Merge or Ethereum Merge:	The Merge refers to the shift in the Ethereum Blockchain from proof-of-work consensus to proof-of-stake consensus as of September 15, 2022.
Network Difficulty or Difficulty:	Network difficulty is a measure of how difficult it is to find a hash below a given target.
Proof-of-Stake:	Under proof-of-stake consensus stakers who have sufficiently large coin balances 'staked' on the network update the ledger; stakers are incentivized to protect the network and put forth valid transactions because they are heavily invested in the network's currency.
Proof-of-Work:	Under proof-of-work consensus, miners performing computational work on the network update the ledger; miners are incentivized to protect the network and put forth valid transactions because they must invest in hardware and electricity for the opportunity to mine coins on the network. The success of a miner's business relies on the value of the currency remaining above the cost to create a coin.
Revaluation of Digital Currencies:	Refers to the recognition of fair value adjustments to digital currency holdings based on available market prices at a point in time.
SHA-256:	SHA-256 is a cryptographic Hash Algorithm. A cryptographic hash is a kind of 'signature' for a text or a data file. SHA-256 generates an almost-unique 256-bit (32-byte) signature for a text. The most well-known cryptocurrencies that utilize the SHA-256 algorithm are Bitcoin and Bitcoin Cash.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

OUTLOOK

Operations

The Bitcoin protocol is such that every 210,000 blocks the mining rewards are cut in half (a "Halving").  The most recent Halving occurred as of April 20, 2024 with the block rewards now reduced from 6.25 BTC to 3.125 BTC. The Company will continue to make opportunistic investments to upgrade its ASICs and infrastructure, to improve its fleet efficiency and to maximise hashrate. In addition to our cryptocurrency mining operations, the Company has continued its efforts to expand its facilities to offer HPC services to companies in the gaming, artificial intelligence and graphics rendering industries.

The Company has taken the 6 MW at our Boden, Sweden leased facility, previously allocated to our GPUs, to mine alternative cryptocurrencies which produced approximately 130 PH/s of Bitcoin mining capacity, and installed new ASIC miners received during the year ended March 31, 2024 to operate at a higher efficiency and hashrate resulting in higher gross margins. The GPU cards are offline for the time being and expected to be used in our expansion efforts to offer HPC services.

On January 2, 2024, the Company mutually agreed to the early termination of its service agreement for its facility in Blonduos Iceland, and thus 100 PH/s of ASICs were relocated to the Keflavik, Iceland facility.  During the period ended June 30, 2024, these fully depreciated ASIC miners were sold to an unrelated third party for a nominal amount.

High Performance Computing

The Company has continued to develop and expand its HPC business, which implements the Company's fleet of GPUs in enterprise grade CPU servers, operating in Tier 3 data centers. These GPUs operate with redundancy and are utilized for rental on GPU on-demand marketplace aggregators, where end users are typically performing Large Language Model ("LLM") computations, such as inference and fine-tuning. The Company's fleet of GPUs used for this purpose include the NVIDIA A4000 with 16GB of vRAM, the NVIDIA A5000 with 24GB of vRAM, NVIDIA A40 with 48GB of vRAM, and NVIDIA H100 GPUs.

The Russian Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine.  While it is impossible to predict what affect the conflict in Ukraine could have on the Company's operations in Sweden, the increased energy prices across Europe resulting from the conflict have been buffered partially by HIVE having forward energy agreements for the purchase of electricity.  These energy hedging contracts allow HIVE to purchase a fixed quantity of power ("MW"), for a fixed period of time (number of months). As a result, if the index spot price increases, HIVE can rely on a previously agreed upon fixed energy price to continue operations. Furthermore, HIVE monitors the hashrate economics of its operations to determine our earnings from digital asset mining in dollars per megawatt-hour ("MWHR").  Under certain circumstances, it may be more profitable for HIVE to sell back to the grid its energy rights (since HIVE receives the proceeds of energy sold at index spot pricing, with the cost being the fixed price from the energy hedged contract).  Under such circumstances, HIVE may elect to sell its energy rights instead of mining digital assets.  Our Swedish data centers utilize approximately 37.5 MW of renewable hydroelectric energy, which represents approximately 28% of our global overall capacity of hydroelectric and geothermal energy.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

Bitcoin Mining Industry Revenues of U.S. dollars per Day for each 1 Terahash per second of computing power for the 24-month period from April 2023 to July 2024:

Source: bitinfocharts.com

  The Halving event took place on April 20, 2024, and the Block Reward went from 6.25 Bitcoin to 3.125 Bitcoin. As a result, hashprice fell to a low of approximately $45 per PH/s per day in May 2024, since half the amount of Bitcoin was being rewarded per block. Since then, we have seen the hashprice remain volatile, staying in the range of approximately $47 to $90 per PH/s per day as of July 31, 2024. For example, on May 31, 2024 Bitcoin difficulty was 84.4T and Bitcoin price was $68,000 approximately, however the Block Reward was only 3.125 Bitcoin. This corresponded to a $51 per PH/s day hashprice, where a 30 J/TH machine would generate $0.07/KWHR revenue, and a 40 J/TH ASIC would generate $0.053/KWHR.
  Bitcoin mining economics in April 2024 dropped from approximately $0.10 per Terahash per second ("TH/s") per day to the $0.04-$0.05 range after the Halving on April 20, 2024. In May and June 2024, the economics improved slightly to a range of $0.045 - $0.08 per TH/s per day, with a significant spike in early June due to a rally in transaction fees. In July 2024, Bitcoin mining economics remained stable, in the range of $0.04 - $0.05 per TH/s per day.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

The average monthly Bitcoin market data from April 2024 to June 2024 was as follows:

	April	May	June	Average
Bitcoin	2024	2024	2024	YTD F2024
Average price	$66,247	$65,043	$66,057	$65,782
Average daily difficulty (in millions)	85,681,863	84,839,972	83,819,983	84,780,606

Sources: Coinmarketcap.com, Glassnode.com, Blockchain.com

The average monthly Bitcoin market data from April 2023 to March 2024 was as follows:

	April	May	June	July	August	September
Bitcoin	2023	2023	2023	2023	2023	2023
Average price	$28,854	$27,458	$27,889	$30,028	$27,728	$26,379
Average daily difficulty (in millions)	48,016,072	48,875,463	51,696,373	52,551,598	53,416,976	55,583,251

	October	November	December	January	February	March	Average
Bitcoin	2023	2023	2023	2024	2024	2024	YTD F2024
Average price	$29,507	$36,496	$42,355	$42,905	$49,232	$67,381	$36,351
Average daily difficulty (in millions)	59,251,965	64,363,260	68,813,730	71,959,513	78,290,815	81,887,847	61,225,572

Sources: Coinmarketcap.com, Glassnode.com, Blockchain.com

For reference, the following chart shows Bitcoin price vs Bitcoin miners' revenues (in Bitcoin block rewards and transaction fees) vs block difficulty* for the 24-month period from July 2022 to June 2024:

Source: Glassnode.com

* Block Difficulty - A relative measure of how difficult it is to find a new block. The difficulty is adjusted periodically as a function of how much hashing power has been deployed by the network of miners.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

The block reward is how new Bitcoin is "minted" or brought into the economy.  These rewards, which started at 50 Bitcoin at inception of the network in 2009, halve every 210,000 blocks, with the Halving that occurred on May 11, 2020 (the "2020 Halving"), resulting in a reward of 6.25 Bitcoin per block vs 12.5 Bitcoin per block immediately prior to the 2020 Halving.  The Halving which reduced the reward to 3.125 Bitcoin per block occurred on April 20, 2024.  The next Halving is projected to occur in April 2028, and will reduce the block reward at that time to 1.5625 Bitcoin per block.

As a result of the April 20, 2024 Halving event, the total number of Bitcoins available to miners per day were reduced from 900 to 450 per day.

Industry subject to evolving regulatory and tax landscape

Both the regulatory and tax landscape for digital companies is evolving.  The changing regulatory landscape applies to sectors that are based on blockchain, distributed ledgers, technology and the mining, use, sale and holding of tokens, or digital currencies, and the blockchain technology networks that support them.

Operating in an emerging industry, the Company must adapt to significant changes in regulatory, tax and industry rules and guidelines and obtain regulatory and tax advice from external global experts.  In addition, regulations and the rules, rates, interpretations, and practices related to taxes, including consumption taxes such as value added taxes ("VAT"), are constantly changing.

The Company's headquarters are in Vancouver, British Columbia, Canada and as such the Company is subject to the jurisdiction of the laws of the Province of British Columbia and the federal laws of Canada.  The Company manages its data centers and trading operations from Bermuda in order to simplify tax expectations.

The Company also has assets in a variety of other countries and is subject to changes in political conditions and regulations within these markets.  Changes, if any, in policies or shifts in political attitude could adversely affect the Company's operations or profitability.  See "The Russian Invasion of Ukraine" above.

Operations may be affected in varying degrees by government regulations and decisions with respect to, but not limited to, restrictions on price controls, currency remittance, income and consumption taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. Additionally, cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company's control, including hacking, demand, inflation, expectations with respect to the rate of inflation, and global or regional political or economic events.

On-going and future regulatory or tax changes, actions or decisions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations.  The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse.

For example, governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies.  Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency.  By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Company's common shares.  Such a restriction could result in the Company needing to liquidate its cryptocurrency inventory at unfavorable prices and may adversely affect the Company's shareholders.

The Company believes the present attitude towards blockchain technology, and the digital currency mining industry is increasingly unfavourable in many countries, but conditions may change.  Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, foreign exchange controls, income and other taxes, and environmental legislation.

The Company's wholly owned subsidiaries located in Sweden (Bikupa Datacenter AB ("Bikupa") and Bikupa Datacenter 2 AB ("Bikupa 2")) received decision notice of assessments ("the decision(s)"), on December 28, 2022, December 21, 2023 and December 22, 2023 for Bikupa, and February 14, 2023 and December 21, 2023 for Bikupa 2, from the Swedish Tax Authority in connection with the application of VAT and its ability to recover input VAT against certain equipment and other charges in a total amount of Swedish Krona ("SEK") 411.9 million or approximately $40.9 million.  The assessments covered the period December 2020 to December 2022 for Bikupa, and the period April 2021 to December 2022 for Bikupa 2, expressing the intent to reject the recovery of all the VAT for the periods under assessment.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

The Company filed a formal appeal in connection with the December 28, 2022 Bikupa decision on February 9, 2023; however, there can be no guarantee that the Company will achieve a favourable outcome in its appeal.  A formal appeal for Bikupa 2 in relation to the February 14, 2023 decision was filed on March 10, 2023 by the Company.  The Company has engaged an independent legal firm and independent audit firm in Sweden that have expertise in these matters to assist in the appeal process.  The Company does not believe that the decisions have merit because in our opinion and those of our independent advisors, the decisions are not compatible with the current applicable law and therefore the amount claimed to be owed by the Company is not probable.  According to general principles regarding the placement of the burden of proof, it is up to the Swedish Tax Agency to provide sufficient evidence in support of its decisions.  In our opinion, the Swedish Tax Agency has not substantiated their claim.  We are not aware of any precedent cases, authoritative literature, or other statements that support the Swedish Tax Agency's position. The cases are currently in the County Administrative Court.

It is not yet known when these disputes will be resolved; the due process following appeals and the court ruling could extend well beyond a year.  Furthermore, given that the industry is rapidly developing, there can be no guarantee that changes to the laws or policies of Sweden will not have a negative impact on the Company's tax position with respect to the eligibility of the claimed VAT.

If the Company is unsuccessful in its appeals, the full amount could be payable including other items such as penalties and interest that may continue to accrue.  The Company will continue to assess these matters.

In the spring budget of 2023, the Swedish Parliament abolished the reduced energy tax for data centers, effective as of July 1, 2023.  As a result of this decision, the Company's cost of energy at its HIVE Sweden facilities has increased by approximately 0.30 SEK per kWh.  Prior to the effective date of the abolishment of the energy tax reduction, HIVE's cost of energy at the HIVE Sweden facilities was approximately 0.30 to 0.50 SEK per kWh.  Revenues from HIVE's operations at these facilities typically ranges from 0.80 to 1.00 SEK per kWh.  The HIVE Sweden facilities currently represents approximately 18% of the Company's global production of Bitcoin per day.  Even with this change, we feel that the HIVE Sweden facilities undertook positive actions to reduce the negative impact through the supplemental power pricing arrangement that was entered into in order to fix 18 MW of electricity consumption for the months of January through March 2023, 25 MW for the period of April through June 2023, 24 MW for the period July through September 2023, 25 MW for the period of October through December 2023, and 31 MW for the period January 2024 through March 2024 at set prices.  Furthermore, the HIVE Sweden facilities have secured 31 MW of power at an average price of about 0.34 SEK per KWh for the calendar year 2024. The Company has been exploring and will continue to explore strategies for minimizing the impact.

On February 4, 2022, the Canadian Department of Finance released for public comment a set of draft legislative proposals to implement certain tax measures.  These tax measures include restricting the ability of cryptocurrency mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada.  The Company expects that the restriction on the Company's ability to claim back its consumption taxes, namely the Goods and Services Tax and Harmonized Sales Tax, which apply at combined rates from 5% to 15% on the cost of goods and services, could significantly add to the Company's ongoing operating costs and the costs of its capital expenditures and imports into Canada.  The measures obtained royal assent on June 22, 2023.  The Company has recorded a provision during the year ended March 31, 2024 in the amount of $4.5 million, for our ability to claim back our consumption taxes.  The Company will continue to work with our consultants and the Canadian authorities in resolving the disputed amounts.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

ASSET ACQUISITION

On November 29, 2023, the Company acquired a data center in Sweden ("Boden 2"). In consideration, the Company issued 345,566 common shares of the Company to the vendor, made a cash payment totalling $647 and $500 in holdback common shares payable that are included in accounts payable and accrued liabilities as at March 31, 2024 and the period ended June 30, 2024. The Company also incurred $141 in acquisition costs which were capitalized to the cost of the assets.

The $500 in holdback common shares payable shall be paid at the later of: (i) the six month anniversary of the closing date; and (ii) the date on which any claims made by the Company within six months of the closing date relating to a breach of warranty under the property transfer agreement have been finally settled, and shall be composed of such number of Common Shares equal to $500 less any amount payable by the Vendor to the Company in respect of such claim. As of the date of this document, the holdback common shares have not been paid out.

The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business as defined by IFRS 3. The following table summarizes the consideration transferred, the estimated fair value of the identifiable assets acquired and liabilities assumed as the date of the acquisition:

Cash paid	$647
Shares issued	1,088
Holdback payable	500
Acquisition costs	141
Total consideration	$2,376

Land	$86
Building	1,587
Equipment	446
VAT receivables	360
Total assets	2,479
Current liabilities	(103)
Net assets acquired	$2,376

INTEL SUPPLY AGREEMENT

On March 7, 2022, the Company entered into a Supply Agreement with Intel Corporation for the purchase of its new generation of application specific integrated circuits ("ASICs") designed specifically for processing SHA-256 cryptographic hash functions and associated software, known as Intel's "Blockscale".

The Company has also entered into a manufacturing agreement with an original design manufacturer ("ODM") that has expertise in electronics manufacturing and experience manufacturing integrated systems for Intel.  The ODM integrated Intel's Blockscale ASICs into an air-cooled Bitcoin mining system.  The Company's engineering team drew on its expertise in hardware and software implementation and worked closely with Intel and the ODM partner on the systems integration. During the year ended March 31, 2024, the Company manufactured and received these ASIC miners and completed its Supply Agreement with Intel Corporation.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

CONVERTIBLE DEBENTURE

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15 million with U.S. Global Investors, Inc. ("U.S. Global").  The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global, but the transaction was exempt from the formal valuation and minority approval requirements in Multilateral Instrument 61-10 Protection of Minority Holders in Special Transactions, because the fair market value of the transaction did not exceed 25% of the Company's market capitalization.

The Debentures will mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum.  The Debentures were issued at par, with each Debenture being redeemable by HIVE at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of C$15.00 per Share.  Interest is payable monthly, and principal is payable quarterly.  In addition, U.S. Global was issued 5 million common share purchase warrants (the "January 2021 Warrants").  Each five whole January 2021 Warrants entitles U.S. Global to acquire one common Share at an exercise price of C$15.00 per Share for a period of three years from closing.  On January 12, 2024, the January 2021 Warrants expired unexercised. The Company has been paying down this debt on a quarterly basis and the total outstanding amount as of the period ended June 30, 2024 is $4.6 million.

AT-THE-MARKET EQUITY PROGRAM

On May 10, 2023, the Company entered into an equity distribution agreement ("May 2023 Equity Distribution Agreement") with Stifel GMP and Canaccord Genuity Corp.  Under the May 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $100 million of common shares in the capital of the Company (the "May 2023 ATM Equity Program"). The May 2023 Equity Distribution Agreement was terminated as of August 16, 2023.

For the year ended March 31, 2024, the Company issued 1,374,700 common shares (the "May 2023 ATM Shares") pursuant to the May 2023 ATM Equity Program for gross proceeds of C$9.0 million ($6.8 million).  The May 2023 ATM Shares were sold at prevailing market prices, for an average price per May 2023 ATM Share of C$6.55.  Pursuant to the May 2023 Equity Distribution Agreement, a cash commission of $0.2 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the May 2023 Equity Distribution Agreement. In addition, the Company incurred $162 in fees related to its May 2023 ATM Equity Program.

On August 17, 2023, the Company entered into an equity distribution agreement ("August 2023 Equity Distribution Agreement") with Stifel GMP and Canaccord Genuity Corp.  Under the August 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $90 million of common shares in the capital of the Company (the "August 2023 ATM Equity Program").

For the year ended March 31, 2024, the Company issued 13,612,024 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of C$71 million ($52.7 million).  The August 2023 ATM Shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$5.22.  Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $1.6 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement. In addition, the Company incurred $316 in fees related to its August 2023 ATM Equity Program.

For the period ended June 30, 2024, the Company issued 11,166,160 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of C$45 million ($32.9 million).  The August 2023 ATM shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$4.03.  Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $1 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement. In addition, the Company incurred $2 in fees related to its August 2023 ATM Equity Program.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

The Company is using the net proceeds from the May 2023 Equity Distribution Agreement and the August 2023 Equity Distribution Agreement for the purchase of data center equipment, strategic investments including building BTC assets on our balance sheet and general working capital.  HIVE ended the period ended June 30, 2024, with 2,496 BTC on its balance sheet.

SPECIAL WARRANT FINANCING

On December 28, 2023, the Company completed a bought-deal financing of 5,750,000 special warrants of the Company (the "2023 Special Warrants") at a price of C$5.00 per Special Warrant for aggregate gross proceeds to the Company of C$28.75 million (the "Offering").  Each 2023 Special Warrant entitled the holder to receive without payment of additional consideration, one unit of the Company upon exercise consisting of one common share and one-half of common share purchase warrant.

On February 2, 2024, the 2023 Special Warrants were deemed exercised into one unit of the Company comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of C$6.00 per whole warrant until December 28, 2026.

In consideration of services, the Underwriters received a cash commission of C$1.725 million, and 345,000 broker warrants. Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of C$5.00 per broker warrant until December 28, 2026. The broker warrants were valued at $1.28 million using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 3.51%, an expected volatility of 100%, an expected life of 3 years, a forfeiture rate of zero; and an expected dividend of zero. The Company also incurred C$257 in professional and other fees associated with the 2023 Special Warrant financing.

USE OF PROCEEDS

2023 Special Warrants Financing

The Company has used the net proceeds from the 2023 Special Warrants offering to support the growth of its Bitcoin mining footprint. Specifically, the Company used the net proceeds to fund the purchase of 7,000 S21 Antminer ASIC units announced on December 22, 2023 which are expected to expand the Company's Bitcoin mining capacity by 1.4 ExaHash. The Company allocated C$19.5 million from the net proceeds to this acquisition, which includes C$0.2 million for supplemental expenses (which includes an update or expansion of power-distribution units to support the 7,000 S21 Antminer ASICs).  This will result in an upgrade at the New Brunswick facility from the existing 38 J/TH miners to new 17 J/TH Bitmain S21 miners, which is anticipated to increase the Company's mining efficiency and improve the break-even cost of mining Bitcoin.

The following table sets forth the business objectives contemplated by the Company for the amount of proceeds from the Offering allocated to the objective, and an estimated completion date.

Business Objective	Amount of Gross Proceeds Allocated (CAD)	Estimated Completion Date
Purchase of 7,000 S21 Antminer ASIC units	$19.5 million	June 30, 2024(1)
General Working Capital & Overhead(2)	$7.4 million	N/A
TOTAL	$26.9 million(3)	-

Note:

(1) As per the Company’s press release dated December 22, 2023, the units were to be delivered over the period from January 2024 to June 1, 2024. As of the date of this report, the units have been delivered.

(2) The largest general working capital and overhead expenses for the Company are related to electricity and rent expenses at the Company’s various facilities.

(3) Represents net proceeds of C$28.8 million less the Underwriters’ Commission of C$1.7 million and estimated total expenses of C$0.2 million.

The total cost of the 7,000 S21 Antminer ASIC units was approximately $24.5 million.  Accordingly, in addition to the gross proceeds raised under the offering, the Company paid approximately $10.0 million from the August 2023 ATM Equity Program towards the above-noted business objectives. As of the date of this report, the Company has fully funded the purchase of the 7,000 S21 units and all units have been delivered.

The remaining proceeds from the offering had been allocated for general working capital and overhead costs. As of the date of this report, all of the proceeds from the offering have been spent on the use of proceeds described above.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

Prior Use of ATM Proceeds

The Company previously raised aggregate gross proceeds of $3.9 million (C$5.2 million) pursuant to the 2022 ATM Equity Program; $6.8 million (C$9.0 million) pursuant to the May 2023 ATM Equity Program; and, as of the date hereof, has raised $90 million (C$122.2 million) pursuant to the August 2023 ATM Equity Program.  The following chart summarizes the proceeds raised pursuant to these offerings, and the amount spent on the Company's various facilities during the time such offerings were active:

Agreement	Proceeds (USD)	Use of Proceeds Per Facility(1)
2022 ATM Equity Program(2)	$3.9 million	Purchase of $5.5 million in data center equipment for New Brunswick Facility.
Purchase of $0.7 million in data center equipment for Lachute (Québec) Facility
Purchase of $26.0 million in data center equipment for Sweden (Boden) Facility
Purchase of $1.0 million in data center equipment for Iceland Facilities.
May 2023 ATM Equity Program (3)	$6.8 million	Purchase of $5.2 million in data center equipment for Lachute (Québec) Facility
Purchase of $12.9 million in data center equipment for New Brunswick Facility
August 2023 ATM Equity Program (4)	$90 million	Purchase of $14.8 million in data center equipment for Lachute (Québec) Facility
Purchase of $13.2 million in data center equipment for Sweden (Boden & Boden 2) Facility
Purchase of $27.4 million data center equipment for New Brunswick Facility
Purchase of $3.3 million data center equipment for Montreal Facility

Notes:

(1) Note that the use of proceeds per facility is not in exact alignment with the proceeds under the various at-the-market offerings, as the Company funds acquisitions through a number of methods, including private placements and operating revenues.

(2) Proceeds raised through shares distributed at-the-market qualified by a prospectus supplement dated September 2, 2022 to a short form base shelf prospectus dated January 4, 2022.

(3) Proceeds raised through shares distributed at-the-market qualified by a prospectus supplement dated May 3, 2023 to a short form base shelf prospectus dated May 1, 2023.

(4) Proceeds raised through shares distributed at-the-market qualified by an amended and restated prospectus supplement dated August 17, 2023 to a short form base shelf prospectus dated May 1, 2023.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

Business Objectives and Milestones

The Company's business objectives are to increase shareholder value and continue its operations as one of the globally diversified publicly traded data center companies with a focus on digital asset mining and HPC, primarily powered by green energy.  The Company's expectations are based on significant assumptions and are subject to significant risks.

The Company intends to use the available funds as set forth above based on budgets and consultations with the Board of Directors of the Company.  However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary in order for the Company to achieve its overall business objectives.  Management has, and will continue to have, the discretion to modify the allocation of the Company's available funds, including the net proceeds of the offering, if necessary. Investors are cautioned that the actual amount the Company spends in connection with each of the intended uses of the proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under "RISK AND UNCERTAINTIES" below.

The following are the milestones set out by the Company as of the date hereof:

  The Company intends to complete the construction of a 100 MW facility located in Paraguay at a cost of approximately US$56 million. In addition, the Company intends to acquire approximately 28,200 S21 Pro (or equivalent spec) ASIC miners at a cost of approximately US$115 million to be delivered and installed at the facility in Paraguay. The Company's target date for the initial energizing of the site is October 31, 2025. The aim is to get the Company’s global installed hashrate from 5.5 EH/s as of the date of hereof to 12.1 EH/s once the 100 MW facility in Paraguay is completed.
  The Company is undergoing an upgrade of its fleet of equipment by making strategic purchases to replace the least efficient ASIC miners with new generation equipment.  As of June 2024, the Company has approximately 1,100 ASIC Miners in Sweden which are operating at approximately 38 J/TH (fully funded or less efficiency, meaning higher than 38 J/TH). As of the date of this report, all units from the 7,000 S21, 1,000 S21 and combined 1,500 S21 Pro unit orders have been fully funded and delivered.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)
  The Company is reviewing sites, with on average approximately 40 MW of available power capacity, for potential expansion opportunities. Expansion into both existing and new jurisdictions serve two purposes: first, it diversifies the Company’s business operations, mitigating certain regulatory risks that are associated with more focused operations; second, it allows the Company to deploy its resources, including capital, labour, and equipment, more efficiently. This objective is being met with the 100 MW PPA in Paraguay as mentioned above.
  The Company previously expressed its intent to expand its HPC line of operations by a factor of 10, which meant the approximately 450 GPUs which were operating in the Company's beta test in early calendar year 2023 would be expanded to 4,800 GPUs operating in the HPC business unit. The Company notes that it has 4,800 Nvidia A-series GPUs installed in Tier 3 data centers (comprised of A40, A6000, A5000 and A4000 cards) operating in SuperMicro servers, additionally the Company has 96 Nvidia H100 GPUs operating in Dell servers.  The Company for the three month period ending June 30, 2024 realized a revenue of $2.6 million from the HPC, which successfully meets the Company’s interim goal of $10 million of annualized run-rate revenue. Since the Company uses a business-to-business model, it does not control the customer engagement and marketing of the marketplace platforms where the GPUs are rented, therefore the Company notes that while this is a high-margin business, there can be fluctuations in the demand outside of the Company’s control. The Company believes that HPC has the potential to be the most profitable and highest revenue generating use of its access to power.

While the Company previously purchased A-Series data-center grade Nvidia GPUs which are capable of HPC, the Company must procure data center grade servers in order to operate them.  Currently the Company is operating 4,800 of the Nvidia A-Series GPUs, and 96 Nvidia H100 GPUs. The Company has elected to sell some A-Series GPUs which are not being used for HPC, to realize a positive return on investment from the sales price combined with the operating income of these GPU cards during their lifecycle.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

2023 Business Objectives and Milestones

The following table sets forth the business objective and milestones contemplated by the amended and restated short form base shelf prospectus dated May 1, 2023, the progress of achieving these milestones, and a comparison of the actual costs spent against the estimated costs, other than those objective and milestones that the Company has previously announced or disclosed as having been completed or achieved.

Business Objective/Milestone	Status	Estimated Costs	Expenditures to Date
Upgrade fleet of ASIC Miners to an efficiency of 30 J/TH(1)	Complete, with more machines purchased than initially budgeted due to attractive deals in the market for low $/TH	$30 million	Approximately $31 million
Review sites for potential expansion opportunities with 40 MW of available power capacity	The Company acquired a 6 MW site in Sweden in fiscal 2024 and signed a 100 MW PPA in Paraguay as announced in July 2024. The Company is continuing to evaluate further sites.	$75 million to $85 million	$2.3 million
Expand revenue from HPC line of operations by a factor of 10

All equipment required to complete this milestone is installed and operating, and as of the date hereof the Company has expanded the HPC line of operations by a factor of 10 (that is growing from $1 million to $10 million ARR). The Company for the three month period ending June 30, 2024 realized a revenue of $2.6 million from HPC revenue stream, which sucessfully meets the Company's interim goal of $10 million of annualized run-rate revenue.

		$5.3 million	$10.8 million

Notes:

(1) Note that there is considerable overlap between the goals of increasing efficiency, increasing hashrate, and acquiring new miners. These goals are also reflected in the 2022 Business Objectives and Milestones, as they are the primary drives of the Company's profitability.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

2022 Business Objectives and Milestones

The Company previously disclosed certain business objective and milestones in its amended and restated short form base shelf prospectus dated January 4, 2022 (the “January 2022 Prospectus”). As previously announced or disclosed by the Company, these business objectives and milestones have now been either completed, achieved, or superseded by other business objectives and milestones.

In the January 2022 Prospectus, the Company disclosed that it was targeting a mining capacity of 10.0 EH/s by the end of the calendar 2022 year at an aggregate cost of $500 million. The Company achieved mining capacity of 5.0 EH/s in April 2024 at an aggregate cost of $107 million, and achieved 5.5 EH/s of mining capacity as of the date of this report after the Company’s recent purchases of new ASIC miners were delivered, and installed in the existing infrastructure. The Company has revised this target to 12.1 EH/s of Bitcoin cloud mining capacity by December 31, 2025, from its current 5.5 EH/s. The Company estimates that its revised target of an additional 6.1 EH/s with the 100MW facility the Company intends to construct in Paraguay. The Company anticipates that it will cost approximately an additional $171 million to achieve this target, composed of $115 million for ASIC miners and $56 million for construction of the facility.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

CONSOLIDATED RESULTS OF OPERATIONS ON A QUARTERLY BASIS

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Revenue from digital currency mining	$29,636	$35,071	$30,115	$22,514	$23,344
High performance computing hosting	2,605	1,810	1,137	253	221
	32,241	36,881	31,252	22,767	23,565

Operating and maintenance	(20,801)	(20,559)	(19,894)	(18,096)	(15,526)
Depreciation	(13,815)	(16,897)	(16,423)	(16,567)	(16,483)
	(2,375)	(575)	(5,065)	(11,896)	(8,444)

Gross operating margin	11,440	16,322	11,358	4,671	8,039
Gross operating margin % (1)	35%	44%	36%	21%	34%
Gross margin %	(7%)	(2%)	(16%)	(52%)	(36%)

Revaluation of digital currencies (2)	-	-	422	(422)	-
(Loss) gain on sale of digital currencies	(1,240)	1,560	5,818	(2,254)	(575)

General and administrative	(3,443)	(3,176)	(3,698)	(3,563)	(2,767)
Foreign exchange gain (loss)	329	1,354	(374)	(354)	1,445
Share based compensation	(489)	(599)	(633)	(4,044)	(1,973)
Unrealized gain (loss) on investments	7,732	127	4,247	34	(665)
Change in fair value of derivative liability	67	217	(129)	417	(143)
Provision on sales tax receivables	-	(1,846)	(4,931)	-	-
Gain (loss) on sale of mining assets	4,319	1,316	6	26	(267)
Other income (expenses)	126	16	47	(11)	(111)
Finance expense	(760)	(831)	(912)	(876)	(938)
Tax expense	(1,008)	(1,017)	(1,749)	(1,605)	(1,814)
Net income (loss) from continuing operations	$3,258	$(3,454)	$(6,951)	$(24,548)	$(16,252)

EBITDA (1)	$18,841	$15,291	$12,133	$(5,500)	$2,983
Adjusted EBITDA (1)	$14,944	$16,203	$17,398	$(1,477)	$5,366

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory.  When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

CONSOLIDATED RESULTS OF OPERATIONS ON A PERIOD END BASIS

	Three months ended June 30,
	2024	2023

Revenue from digital currency mining	$29,636	$23,344
High performance computing hosting	2,605	221
	32,241	23,565

Operating and maintenance	(20,801)	(15,526)
Depreciation	(13,815)	(16,483)
	(2,375)	(8,444)

Gross operating margin	11,440	8,039
Gross operating margin % (1)	35%	34%
Gross margin %	(7%)	(36%)

Loss on sale of digital currencies	(1,240)	(575)

General and administrative	(3,443)	(2,767)
Foreign exchange gain	329	1,445
Share based compensation	(489)	(1,973)
Unrealized gain (loss) on investments	7,732	(665)
Change in fair value of derivative liability	67	(143)
Gain (loss) on sale of mining assets	4,319	(267)
Other income (expenses)	126	(111)
Finance expense	(760)	(938)
Tax expense	(1,008)	(1,814)
Net income (loss) from continuing operations	$3,258	$(16,252)

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory.  When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

RESULTS FOR THREE MONTHS ENDED JUNE 30, 2024 COMPARED TO THREE MONTHS ENDED JUNE 30, 2023

Revenue:

  Revenue from digital currency mining was $29.6 million for the current period compared to $23.3 million in the prior period. The Company mined 449 BTC compared to 834 BTC in the comparative prior period as a result of the Bitcoin Halving on April 20, 2024, which halved the miner rewards from 6.25 BTC to 3.125 BTC per block.  The main reason for the increase even though the miner rewards were halved, was a higher average Bitcoin price during the current period of $65,782 compared to $28,067 in the comparative prior period.

  Revenue from high performance computing hosting was $2.6 million for the current period compared to $0.2 million in the prior period. This represents the Company realizing its 10x growth in HPC revenue as discussed in the business objectives and milestones section above. The Company notes that it has installed all of its 480 SuperMicro servers which operate approximately 4,400 Nvidia A-series GPUs (approximately 2,250 A40s, 250 A6000s, and 330 A4000s and 1,600 A5000s) and is operating its 96 Nvidia H100 GPUs. The revenue from the GPUs will vary based on the market demand from the GPU marketplace aggregators where these GPUs are listed.

Cost of sales:

  Operating and maintenance costs for digital currency mining were $18.9 million for the current period compared to $15.4 million in the prior period. These costs consisted of fees paid to suppliers (including local electricity providers), as well as service providers to operate our data centers.  These costs include daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data center equipment. The main reason for the increase was an increase in the Company's global hashrate resulting in an increase in electricity costs during the period.  Also contributing to the cost was the abolishment of the energy tax reduction in Sweden for data centers which occurred on July 1, 2023.

  Operating and maintenance costs for high performance computing hosting were $2.0 million for the current period compared to $0.1 million in the prior period. These costs consisted of fees paid to suppliers, service providers to operate our data centers and all other costs directly related to the maintenance and operation of the data center equipment. There have been costs incurred as the Company installed clusters of hardware at the Company's Tier 3 facilities in Montreal and Stockholm resulting in increased costs over the period ended.

  Depreciation was $13.8 million for the current period compared to $16.5 million in the prior period. Depreciation is mainly related to the Company's data center equipment and right of use assets.  The decrease was mainly attributable to shorter life assets being depreciated in prior periods, net of additions and disposals in the current period.

Gross operating margin and gross margin:

  The gross operating margin from digital currency mining was $10.8 million in the current period compared to $8.0 million in the prior period. Gross operating margin is directly impacted by digital currency prices and the network difficulty level as this impacts revenue from mining operations. The main reason for the increase was a higher average Bitcoin price during the current period of $65,782 compared to $28,067 in the comparative prior period.

  The gross operating margin from high performance computing hosting was $0.65 million in the current period compared to $0.1 million in the prior period.

  The gross margin was a loss of $2.4 million in the current period compared to a loss of $8.4 million in the comparative prior period. The increase in the gross margin is mainly due to higher revenue from mining operations because of a higher average Bitcoin price during the current period as mentioned above.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

Loss on sale of digital currencies:

  The Company sold digital currencies and received proceeds of $15.5 million during the current period which resulted in the recording of a loss on such sale of $1.2 million.  In the prior comparative period the Company recorded proceeds of $33.5 million and recognized a loss on such sales of $0.6 million.

Other items:

  General and administrative expenses were $3.4 million in the current period compared to $2.8 million in the prior period. Professional, advisory and consulting expenses increased by $0.2 million, management fees, salaries, and wages increased by $0.3 million, and marketing expense increased by $0.1 million. Office, administration, and regulatory expenses were comparable between the periods.

  Foreign exchange gain was $0.3 million in the current period compared to a gain of $1.4 million in the prior period due to the movement in exchange rates.  The Company operates in multiple jurisdictions and is exposed to foreign currency fluctuations.

  Share based compensation expense was $0.5 million in relation to the options and restricted share units vested in the period compared to $2.0 million in the prior comparative period. The decrease is on the account of the amortization of previous grants in prior periods.

  Unrealized gain on investments was $7.7 million compared to an unrealized loss of $0.7 million in the prior period.  The Company holds a number of investments some of which are traded in the active markets which fluctuate from time to time in value.  The Company purchased shares of a public company totalling $570 in the current period. The Company did not sell any investment holdings in the current period.

  Change in fair value of derivative liability was a gain of $67 compared to a loss of $143 in the prior period.  The derivative component is re-valued each reporting period using the Black-Scholes option pricing model.

  Gain on equipment sales were $4.3 million compared to a loss of $0.3 million in the prior period. The Company disposes of older generation ASIC mining equipment and legacy GPU cards that are nearly fully depreciated as opportunities present themselves as part of upgrading its fleet of mining equipment.

  Other income was $126 in the current period compared to other expenses of $111 in the prior period.

  Finance expense was $0.8 million in the current period compared to $0.9 million in the prior period.  This includes interest and accretion on the convertible debt, interest on lease liabilities, loans payable and the term loan.

  Tax expense was $1.0 million in the current period compared to an expense of $1.8 million in the prior period.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

CONSOLIDATED BALANCE SHEET

	June 30,	March 31,
	2024	2024
Cash	$25,608	$9,678
Amounts receivable and prepaids	4,398	6,929
Investments	15,217	6,974
Digital currencies	153,944	161,645
Plant and equipment	99,332	95,356
Long term receivable	2,597	2,595
Deposits, net of provision	10,438	15,917
Right of use asset	8,056	8,488
TOTAL ASSETS	$319,590	$307,582

Accounts payable and accrued liabilities	$10,550	$10,604
Current portion of convertible loan - liability component	1,853	1,679
Current portion of lease liability	2,702	2,525
Term loan	5,135	5,608
Current portion of loans payable	1,427	2,788
Current income tax liability	5,429	4,148
Convertible loan - liability component	1,341	1,875
Convertible loan - derivative component	53	120
Loans payable	10,585	10,400
Lease liability	5,250	5,728
Deferred tax liability	2,076	2,415
TOTAL LIABILITIES	$46,401	$47,890

The following is a summary of key balance sheet items:

Cash

  Cash as at June 30, 2024, was $25.6 million, an increase of $15.9 million from the prior period. Refer to the Liquidity and Capital Resources section below for details on changes in cash.

Amounts receivable and prepaids

  Amounts receivable and prepaids decreased by $2.5 million as a result of collection on proceeds of $1.5 million for its sale of data center equipment from the prior period and return of the $1.0 million security deposit for the early termination of its service agreement for its facility in Blonduos Iceland.

Investments

  The Company holds a number of investments some of which are traded in active markets.  As a result, these investments fluctuate in value from time to time.  Investments increased by $8.2 million from the prior year mainly due to a mark to market on these investments, net of additions.  In the current period, the Company purchased investments of $570 and did not sell any investment holdings.

Digital currencies

  Digital currencies at June 30, 2024 mainly consisted of 2,496 Bitcoin (March 31, 2024 - 2,287 Bitcoin). The decrease in digital currencies was mainly due to a lower BTC price at period end compared to March 31, 2024.

Plant and equipment

  Plant and equipment increased by $3.9 million mainly due to additions to upgrade the Company's ASIC fleet and expanding the HPC business totalling $18.4 million, offset by depreciation of $13.1 million during the period. The remainder of the change is a result of foreign exchange and disposals of equipment.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

Long term receivable

  Long term receivable consists of value added tax receivables and a receivable on the sale of a subsidiary. The balance remained compared to March 31, 2024.

Deposits

  Deposits mainly consist of equipment deposits and decreased by $5.5 million during the period. The decrease is mainly due to amounts prepaid for ASIC miner orders placed in December 2023 and in June 2024 as the Company upgrades its ASIC fleet, net of equipment received during the period.

Right of use assets

  Right of use assets decreased by $0.4 million mainly due to depreciation expense net of additions of $0.3 million during the period.

Accounts payable and accrued liabilities

  Accounts payable and accrued liabilities were comparable to March 31, 2024 with no significant changes.

Term loan

  As part of the Atlantic acquisition the Company acquired a term loan ("Atlantic Term Loan").  The facility bears interest at 3.33% per annum and had a maturity date of June 30, 2024.  The term loan decreased by $0.5 million as a result of the repayment of principal amounts during the period. Subsequent to the period ended June 30, 2024, the Company renewed a portion of the term loan over a 1 year term bearing interest at 5.31% with a balance remaining of C$4.2 million over a 3 year amortization term, and the remainder term loan was renewed at 5.15% over a 2 year term with a balance remaining of C$2.6 million over a 3 year amortization term.

  The foregoing term loan has financial ratios and minimum tangible asset covenants that must be maintained by HIVE Atlantic Datacentres Ltd.  As at June 30, 2024 the covenant to maintain a ratio of total debt to tangible net worth equal to or less than 2:1 (the "Net Worth Covenant") was not met. The outstanding balance is presented as a currently liability as at June 30, 2024.  The Company is not in breach of any other covenants in relation to the Atlantic Term Loan. As of the date hereof, the Company remains in breach of the Net Worth Covenant.  As of the date hereof, the Lender has not demanded early repayment of the Atlantic Term Loan, and renewed the loan as mentioned above. The Company has continued to make payments to the Lender in accordance with the terms of the Atlantic Term Loan.  The term loan includes an unlimited guarantee from the Company.

Current income tax liability

  The Company's current income tax liability increased by $1.3 million as a result of taxable income in its operations in Sweden, Iceland and Canada after the use of its tax attributes within those jurisdictions.

Convertible loan

  The convertible loan liability component decreased by $0.4 million as a result of repayments toward the principal portion of the loan during the period.
  The convertible loan derivative component is re-valued each reporting period using the Black-Scholes option pricing model. The main reason for the decrease of $0.1 has been due to the lower amount of common shares the note can be converted to due to repayments.  The Company has been repaying the principal portion of the convertible loan amount quarterly.

Loans payable

  The Company incurred a loan as part of the sale of the net assets of Boden Technologies AB. The loan facility bears interest at the Swedish government borrowing rate plus 1% per annum and has a maturity date of December 31, 2035.  The decrease of $1.2 million is mainly due to the repayment of principal and interest accrued during the current period.

Lease liability

  The lease liabilities mainly decreased by $0.3 million mainly as a result of lease payments made during the period net of additions of $0.3 million during the current period.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

Deferred tax liability

  The Company's deferred tax liability at June 30, 2024 decreased by $0.3 million as a result of the changes in the tax attributes and balances within the jurisdictions for the operational subsidiaries in which they operate.

SUMMARY OF QUARTERLY RESULTS

The following tables summarize the Company's financial information for the last eight quarters in accordance with IFRS:

	Q1 2025	Q4 2024	Q3 2024	Q2 2024
	$	$	$	$
Revenue	32,241	36,881	31,252	22,767
Net income (loss)	3,258	(3,454)	(6,951)	(24,548)
Basic income (loss) per share	0.03	(0.03)	(0.08)	(0.29)
Diluted income (loss) per share	0.03	(0.03)	(0.08)	(0.29)

		Revised	Revised	Revised
	Q1 2024	Q4 2023	Q3 2023	Q2 2023
	$	$	$	$
Revenue	23,565	18,224	14,318	29,597
Net (loss) income	(16,252)	6,720	(93,459)	(33,657)
Basic (loss) income per share	(0.19)	0.08	(1.14)	(0.41)
Diluted (loss) income per share	(0.19)	0.08	(1.14)	(0.41)

LIQUIDITY AND CAPITAL RESOURCES

The Company commenced earning revenue from digital currency mining in mid-September 2017.  The Company has been reliant on external financing to take advantage of growth opportunities while preserving its cryptocurrency assets.  The Company's ability to continue as a going concern is dependent on the Company's ability to efficiently mine and liquidate digital currencies and its profitability in its HPC business revenue stream.

As at June 30, 2024, the Company had a working capital balance of $172.1 million (March 31, 2024 - $157.9 million) and has sufficient cash to fund its current operating and administrative costs.

The net change in the Company's cash position as at June 30, 2024 as compared to March 31, 2024 was an increase of $15.9 million as a result of the following cash flows:

  Cash used in operating activities of $3.7 million;
  Cash used in investing activities of $9.0 million related to the purchase of equipment, and deposits on equipment; and
  Cash provided by financing activities of $28.6 million from share issuances, net of cash used for lease and debt payments.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

As at June 30, 2024, the contractual maturities of financial and other liabilities, including estimated interest payments, are as follows:

	Contractual cash flows	within 1 year	1 to 3 years	3 to 5 years	5+ years
Accounts payable	$8,027	$8,027	$-	$-	$-
Term loan	5,135	5,135	-	-	-
Convertible loan	4,911	3,277	1,634	-	-
Lease commitments	8,672	3,091	4,600	981	-
Loans payable and interest	14,578	1,427	4,015	2,499	6,637
Total	$41,323	$20,957	$10,249	$3,480	$6,637

DIVIDENDS

The Company has never paid dividends.  Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs.  All of the common shares in the capital of Company would be entitled to an equal share in any dividends declared and paid on a per share basis.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this report, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

OUTSTANDING SHARE DATA

At June 30, 2024 and at the date of this report, the following securities were outstanding:

Total Outstanding as of:	June 30, 2024	Date of this report:	Exercise price range:
Shares outstanding	117,285,461	118,690,358
Restricted Share Units	1,339,906	3,794,306
Stock options	3,411,300	3,411,300	C$1.35 - C$25.35
Warrants	3,326,677	3,326,677	C$5.00 - C$30.00

RECONCILIATIONS OF NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-IFRS measures in this document.  The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company.  These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Gross Operating Margin

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, it is helpful to investors to use the gross operating margin to evaluate the Company's performance and its ability to generate cash flows and service debt.  The gross operating margin is defined as total revenue less direct cash costs, being operating and maintenance costs.  Accordingly, this measure does not have a standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

The following table provides illustration of the calculation of the gross operating margin for the last five quarters:

Calculation of Gross Operating Margin:	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Revenue (1)	$32,241	$36,881	$31,252	$22,767	$23,565
Less:
Operating and maintenance costs:	(20,801)	(20,559)	(19,894)	(18,096)	(15,526)
Gross Operating Margin	$11,440	$16,322	$11,358	$4,671	$8,039

Gross Operating Margin %	35%	44%	36%	21%	34%

(1) As presented on the statements of income (loss) and comprehensive income (loss).

Gross Mining Margin

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, it is helpful to investors to use the gross mining margin to evaluate the Company's performance and its ability to generate cash flows and service debt.  The gross mining margin is defined as revenue from digital currency mining less direct cash costs, being operating and maintenance costs related to these activities.  Accordingly, this measure does not have a standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Gross mining margin is directly impacted by Bitcoin price and Bitcoin network Difficulty (which are both publicly available statistics).  The Difficulty is an integer value that is proportional to the number of hashes required to solve a block.  Revenue is directly proportional to Bitcoin price, and inversely proportional to Difficulty.

The following table provides illustration of the calculation of the gross mining margin for the last five quarters:

Calculation of Gross Mining Margin:	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Revenue from digital currency mining	$29,636	$35,071	$30,115	$22,514	$23,344
Less:
Mining operating and maintenance costs:	(18,846)	(18,942)	(18,705)	(17,676)	(15,379)
Gross Operating Margin	$10,790	$16,129	$11,410	$4,838	$7,965

Gross Mining Margin %	36%	46%	38%	21%	34%

Gross Compute Margin

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, it is helpful to investors to use the gross HPC margin to evaluate the Company's performance and its ability to generate cash flows and service debt for its HPC business.  The gross HPC margin is defined as revenue from high performance computing hosting less direct cash costs, being operating and maintenance costs related to these activities.  Accordingly, this measure does not have a standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides illustration of the calculation of the gross HPC margin for the last five quarters:

Calculation of Gross HPC Margin:	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

High performance computing hosting	$2,605	$1,810	$1,137	$253	$221
Less:
HPC operating and maintenance costs:	(1,955)	(1,617)	(1,189)	(420)	(147)
Gross HPC Margin	$650	$193	$(52)	$(167)	$74

Gross HPC Margin %	25%	11%	-5%	-66%	33%

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

EBITDA & Adjusted EBITDA

The Company uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

EBITDA is net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA adjusted for by removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

The following table provides illustration of the calculation of EBITDA and Adjusted EBITDA for the last five quarters:

Calculation of EBITDA & Adjusted EBITDA:	Q1 F2025	Q4 F2024	Q3 F2024	Q2 F2024	Q1 F2024
Net income (loss) (1)	3,258	(3,454)	(6,951)	(24,548)	(16,252)
Add the impact of the following:
Finance expense	760	831	912	876	938
Depreciation	13,815	16,897	16,423	16,567	16,483
Tax expense	1,008	1,017	1,749	1,605	1,814
EBITDA	18,841	15,291	12,133	(5,500)	2,983
Revaluation of digital currencies	-	-	(422)	422	-
Revaluation of derivative liability	(67)	(217)	129	(417)	143
Provision on sales tax receivables	-	1,846	4,931	-	-
(Gain) loss on sale of mining assets	(4,319)	(1,316)	(6)	(26)	267
Share-based compensation	489	599	633	4,044	1,973
Adjusted EBITDA	14,944	16,203	17,398	(1,477)	5,366

(1) As presented on the statements of income (loss) and comprehensive income (loss).

RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions not otherwise disclosed in these consolidated financial statements:

(a) As at June 30, 2024, the Company had $35 combined due to the CEO and CFO (March 31, 2024 - $0.1 million combined due to the Executive Chairman, the CEO and CFO) for the reimbursement of expenses included in accounts payable and accrued liabilities.

(b) As at June 30, 2024, the Company had $nil (March 31, 2024 - $nil) due to a company controlled by the Executive Chairman, a director of the Company included in accounts payable and accrued liabilities.  For the three month period ended June 30, 2024, the Company paid $64 (June 30, 2023 - $80) to this company for marketing services.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the three month period ended June 30, 2024, key management compensation includes salaries and wages paid to key management personnel and directors of $0.3 million (June 30, 2023 - $0.3 million) and share-based payments of $0.3 million (June 30, 2023 - $1.5 million).

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company has prepared the consolidated financial statements in accordance with IFRS.  Significant accounting policies are described in Note 2 of the Company's financial statements as at and for the year ended March 31, 2024.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.

The Company's significant judgements are detailed in Note 3 to the consolidated financial statements for the year ended March 31, 2024, and include: functional currency, digital currencies accounting, and assessment of transactions as an asset acquisition or business combination.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed, in varying degrees, to a variety of financial related risks. The fair value of the Company's financial instruments, including cash, amounts receivable and accounts payable approximates their carrying value due to their short-term nature.  The type of risk exposure and the way in which such exposure is managed is provided in Note 24 to the consolidated financial statements for the year ended March 31, 2024.

DIGITAL CURRENCY AND RISK MANAGEMENT

Digital currencies are measured using level two fair values, determined by taking the rate from quoted price from the exchanges which the Company most frequently uses, with no adjustment.

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions.  The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required.  A decline in the market prices for coins could negatively impact the Company's future operations. The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and their fair value historically has been very volatile.  Historical performance of digital currencies is not indicative of their future price performance.  The Company's digital currencies currently mainly consist of Bitcoin.  The table below shows the impact for every 5% variance in the price of Bitcoin on the Company's earnings before tax, based on the closing price as at June 30, 2024.

Impact of 5% variance in price
Bitcoin	$7,679

RISKS AND UNCERTAINTIES

The Company faces multiple risks that are related to both the general cryptocurrency business as well as the Company's business model.  The risk factors described below summarize and supplement the risk factors contained in the Company's continuous disclosure filings including its annual information form for the year ended March 31, 2024, and this MD&A, all of which are available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR system at www.SEC.gov/EDGAR, and should be read in conjunction with the more detailed risk factors outlined therein.  These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations.  Additional risks and uncertainties not presently known to the Company, or that are currently deemed immaterial, may also impair operations.  If any such risks occur, the financial condition, liquidity and results of operations of the Company could be materially adversely affected.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

The Company is exposed to risk related to the volatility/momentum pricing of any digital currency mined by the Company and held in inventory.  Wide fluctuations in price, speculation, negative media coverage (highlighting for example, financial scandals related to crypto exchanges, regulatory actions and lawsuits against industry participants) and downward pricing may adversely affect investor confidence, and ultimately, the value of the Company's digital currency inventory which may have a material adverse affect on the Company, including an adverse effect on the Company's profitability from current operations.  The Company currently holds Bitcoin primarily.  Other coins that we mined using our GPU-based systems yield mining rewards in those cryptocurrencies, however, those coins were regularly exchanged for Bitcoin.  As a result, the Company is more exposed to volatility in the Bitcoin market.

The Company may also be exposed to volatility in the cryptocurrency industry generally, including in sectors of the crypto industry that do not directly apply to the Company's mining business but that are integral to the cryptocurrency industry as a whole.  Negative developments in any aspect of the crypto industry, including trading platforms, individual coins and exposure of scams, appear to affect the market perception of the industry as a whole.  As a result, the value of our stock and our Bitcoin assets may be subject to greater volatility stemming from industry developments not directly related to our mining business.

Regulatory action, particularly in the United States, may negatively affect the value of Bitcoin, which is the focus of our mining operations.  Enforcement actions by the SEC or other regulators against trading platforms and exchanges may indirectly negatively affect the Company if these actions have the effect of limiting access to Bitcoin.

The Company is also at risk due to the volatility of network hashrates (and lag between network hashrate and underlying cryptocurrency pricing), which may have an adverse effect on the Company's costs of mining.

A key factor in the Company's profitability of its mining operations is the cost of electricity in the regions where the Company has mining operations.  Energy costs generally are subject to government regulation, natural occurrences (including weather) and local supply and demand for energy.  The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries and Provinces where we operate.  In addition, the Company is exposed to negative impacts of changes in tax policy, such as, but not limited to, being precluded from claiming deductions for back input taxes or other specific taxes imposed on cryptocurrency mining, as well as risks of losing any existing energy rebates or tax rebates across all jurisdictions.

In particular, the Russian invasion Ukraine which began on February 24, 2022, is affecting the supply of oil and natural gas in Europe.  While it is impossible to predict what affect the war in Ukraine could have on the Company's operations in Sweden, our energy pricing is currently buffered partially by our ability to enter into forward energy agreements for the purchase of electricity.  Our Swedish operation utilizes approximately 37.5 MW of renewable hydroelectric energy, which represents approximately 28% of our global overall utilization of hydroelectric and geothermal energy.

As a measure of security against hackers, the Company holds its Bitcoin in segregated, secure storage wallets, maintained by Fireblocks, a leading provider of crypto asset secure storage and management, which specializes in securely storing cryptocurrencies.  HIVE has not pledged or staked our Bitcoin assets as collateral against debt or other obligations of any kind.  HIVE's Bitcoin is not stored on any exchange.  HIVE's Bitcoin is never "staked" for mining purposes (See our definition of "Proof-of-Stake") or loaned to any third party.

Notwithstanding our proactive arrangements to protect our Bitcoin from hackers, there is no guarantee that our security measures, or the security measures of Fireblocks, will be effective.  The Company may not be able to access or liquidate its digital currency inventory at economic values, or, if one or more such storage solutions failed or was compromised, at all.  In addition, due to the relative newness of the cryptocurrency industry and the regulatory environment in which conventional financial service providers operate, the Company may have restricted access to services available to more mainstream businesses (for example, banking services).  The general acceptance and use of digital currencies may never gain widespread or significant acceptance in the broader financial services industry, which may materially adversely affect the value of the Company's digital currency inventory and the Company's long-term prospects.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

From time to time, we liquidate BTC in order to generate cash for working capital.  For brief periods, our Bitcoin must be transferred to an exchange in order to facilitate the sale.  During such times when our BTC, or the cash proceeds of our BTC, is held by an exchange, there is risk related to the exchange, itself.  A financial failure by the exchange could result in our losing some or all of the BTC and/or cash that is held by the exchange at the time of the failure.  The Company makes best efforts to transact using exchanges that are most reliable and financially secure, however, there remains a risk of an exchange failure at a time when the Company's assets are in the exchange's custody.

The Company was negatively impacted by the Ethereum Merge on September 15, 2022 (the "Merge"), when Ethereum shifted from a "proof-of-work" mining protocol to a "proof-of-stake" blockchain.  Since that date, the Company has ceased mining Ethereum and has liquidated its Ethereum holdings.  While it appears unlikely that the Bitcoin blockchain, which is central to our business, could be modified in a fashion similar to the Merge, there is no assurance that subsequent technology or innovations will not negatively affect the Bitcoin blockchain or the profitability of mining Bitcoin.

There is also a risk that the Company could be negative affected by a Bitcoin halving event.  Halving is a process designed to control the overall supply and reduce the risk of inflation in Bitcoin.  At a predetermined block, the mining reward is cut in half.  The Bitcoin blockchain has undergone four Halvings since its inception.  Most recently, in April 2024, the Bitcoin Block Reward decreased from 6.25 BTC to 3.125 BTC per block and, consequently, the number of new Bitcoin issued to miners as a subsidy decreased from 900 per day to 450 per day, excluding transaction fees.  While Halvings may thus have a significant negative short- to medium-term impact on miners such as the Company, it is expected that market variables of Bitcoin price will adjust over time to ensure that mining remains profitable.  The period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown.  A Bitcoin Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of Bitcoin rewards issued reaches 21 million, which is expected to occur around 2140.  The next Bitcoin Halving is expected to occur in April 2028.  While Bitcoin prices have had a history of price fluctuations around Bitcoin Halvings, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward.  If Bitcoin price and difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin halving profitability levels over time, or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

The Company also faces risk relating to the impact of the timing and exchange rate fluctuations resulting from the remittance and receipt back of value added taxes where applicable, as well as risks related to the imposition and quantum of value added taxes in jurisdictions where the Company operates.  Due to the newness of the industry, there exists the possibility that the tax treatment of digital currencies becomes less favourable, which could have a material adverse effect on the Company.

The Company may be required to sell its digital currency inventory (principally Bitcoin) in order to pay for its ongoing expenses. In particular, such expenses could include contractual obligations for equipment purchases and the cost of maintaining the Company's facilities.  Such sales of our cryptocurrency assets may not be available at economic values. The sale of our digital currency assets to pay expenses may reduce the attractiveness of the Company as an investment, which would negatively impact our share price.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in cryptocurrency-focused businesses and those considered development stage companies (such as the Company), have experienced wide fluctuations in price.  The market price of the Company's common shares fluctuates significantly in response to a number of factors, most of which the Company cannot control and many of which have not necessarily been related to the operating performance, underlying asset values or prospects of the Company.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

Given the relative novelty of digital currency mining and associated businesses as compared with traditional industry sectors, historical data required by insurance carriers and designers of insurance products is insufficient.  As a result, insurance covering crypto assets is generally not available, or uneconomical for the Company to obtain.  Consequently, we may have inadequate insurance coverage as compared to companies in traditional long-standing industries.  While the Company takes measures to mitigate against losses of physical equipment, facility damage and mined digital currency held in inventory, our insurance may be inadequate to cover such losses, especially the loss of digital currency.  In particular, we may be unduly exposed to loss as a result of cybercrime (hacking).

In terms of regulatory risks, governments may take action in the future that prohibit or restrict the right to acquire, own, hold, sell, use, mine or trade digital currencies or exchange digital currencies for fiat currency.  Such restrictions, while impossible to predict, could result in the Company liquidating its digital currencies inventory at unfavorable prices or constricting its mining operations or even relocating its operations to friendlier jurisdictions which may entail additional security risks.  The Company may liquidate a portion of its digital currency inventory, partially, to mitigate the aforementioned risk.

The Company also has risks associated with the continually evolving tax and regulatory environments in the countries where we operate, as described more fully in this report.  Any final decisions by tax or regulatory agencies with jurisdiction over the Company may have a material adverse impact on the Company's financial position and operations.

Some jurisdictions have taken steps to limit or disallow entirely the use of fossil fuels to generate energy for cryptocurrency mining.  Some jurisdictions have indicated that in the event their electrical grids are over-taxed by demand for electricity, allocation of power to cryptocurrency mining would be one of the first allocations to be curtailed or eliminated during such periods of high demand.  While the Company's facilities are located in jurisdictions that have historically been friendly to crypto mining and have adequately robust electrical grids, there is no assurance that such policies will continue. We note an increased preponderance of anti-crypto and anti-crypto-mining sentiment in many jurisdictions.  In particular, the political environment in some jurisdictions may be subject to change as aging electrical grids are called upon to carry more electricity to meet seasonal demands and evolving demands related to the growth in electric vehicles increase in significance.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.  Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies.

The Company cautions that global uncertainty with respect to the COVID-19 virus and its effect on the broader global economy continues to be a concern.  Future rapid spread of the COVID-19 virus may have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Management Discussion and Analysis contains certain "forward-looking information" within the meaning of Canadian and United States securities legislation.  Forward-looking information is based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Forward-looking information in this Management Discussion and Analysis includes information about the Company's use and profitability of the Company's computing power; plans for growth and scaling up strategies; development of a new high performance computing business, the Company's strategic partnerships; the cost of energy in each of the jurisdictions where we conduct mining operations; potential and existing regulation of the availability of electricity; potential regulatory developments, the Company's strategy to acquire, develop and operate data centers and potential alternative computing services;  expected mining capacity; the Company's plans to manage its data centers and trading operations from Bermuda; the value of the Company's digital currency inventory; projected growth and estimates for the high performance computing business, the overall business goals and objectives of the Company, and other forward-looking information including but not limited to information concerning the intentions, plans and future actions of the Company.

The forward-looking information in this Management Discussion and Analysis reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company.  In connection with the forward-looking information contained in this Management Discussion and Analysis, historical prices of digital currencies; electricity pricing; the ability of the Company to mine digital currencies in an environment consistent with historical prices; and that there will be no regulation or law that will prevent the Company from operating its business as it currently is operated.  The Company has also assumed that no significant events occur outside of the Company's normal course of business.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

This Management Discussion and Analysis also contains a "financial outlook" in the form of gross operating margins, which are intended to provide additional information only and may not be an appropriate or accurate predictions of future performance and should not be used as such.  The gross operating margins disclosed in this Management Discussion and Analysis are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

Risk factors that could cause future results to differ materially from those anticipated in these forward-looking statements and financial outlook are described in the "Risk Factors" section contained in this Management Discussion and Analysis, and the Risk Factors contained the Company's various filings on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/EDGAR).  Readers are cautioned not to place undue reliance on forward-looking information or financial outlook, which speak only as of the date hereof or thereof.  We undertake no obligation to publicly release the results of any revisions to forward-looking information or financial outlook that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events except as required by law.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, have designed, or caused to be designed under their supervision, disclosure controls and procedures ("DC&P"), to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the Annual Filings were prepared; and

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

ii) information required to be disclosed by the Company in the Annual Filings, interim filings or other reports filed or submitted by the Company under securities legislation was recorded, processed, summarized and reported within the time periods specified in securities legislation.

Management, under the supervision of the Company's CEO and CFO, evaluated, or caused to be evaluated, the effectiveness of the Company's DC&P as defined in National Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings as of March 31, 2024, and concluded that such DC&P were effective.

Internal control over financial reporting

Management, under the supervision of the CEO and CFO, is also responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"). Management, under the supervision of the CEO and CFO, have designed, or caused to be designed under their supervision, ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management, under the supervision of the CEO and CFO of the Company, have evaluated the effectiveness of its ICFR as defined in National Instruments 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings. The control framework used for this evaluation was the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission Management, under the supervision of the Company's CEO and CFO, concluded that, as of March 31, 2024, the ICFR were effective and had no material weakness.

Changes in internal control over financial reporting

There were no changes in the Company's ICFR that materially affected, or were reasonably likely to materially affect, the Company's ICFR during the period beginning on April 1, 2024 and ended June 30, 2024.

Limitation of DC&P and ICFR

All control systems contain inherent limitations, no matter how well designed. As a result, the Company's management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management's evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/EDGAR.

FURTHER INFORMATION

Additional information relating to the Company, including filings that the Company has made and may make in the future with applicable securities authorities, may be found on or through SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/EDGAR or the Company's website at www.hivedigitaltechnologies.com.  Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Company's securities and securities authorized for issuance under equity compensation plans, is also contained in the Company's most recent management information circular for the most recent annual meeting of Shareholders of the Company.  In addition to press releases, securities filings and public conference calls and webcasts, the Company intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws.  Accordingly, investors and others should monitor the website in addition to following the Company's press releases, securities filings, and public conference calls and webcasts.  This list may be updated from time to time.

HIVE Digital Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations For the period ended June 30, 2024 (In thousands of US Dollars, except share amounts)

SUBSEQUENT EVENTS

Subsequent to the period ended June 30, 2024, the Company issued 36,600 common shares under the RSU plan upon the exercise of restricted share units.

Subsequent to the period ended June 30, 2024, the Company issued 1,368,297 August 2023 ATM Shares pursuant to the August 2023 ATM Equity Program for gross proceeds of C$6.1 million ($4.5 million).  The August 2023 ATM shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$4.45. Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $0.13 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement. The August 2023 Equity Distribution Agreement was terminated as of July 8, 2024.

Subsequent to the period ended June 30, 2024, the Company granted 2,491,000 RSU to certain employees, officers, directors and eligible consultants of the Company with a fair value of C$5 per share and vesting on July 18, 2025.

Subsequent to the period ended June 30, 2024, the Company announced its plans to develop a 100 MW hydroelectric data center operation in Paraguay.